Exhibit 99.1

PRESS RELEASE

Cellectis Provides Business Objectives for 2022

and Updates its Corporate Presentation

January 4, 2022 - New York (N.Y.) - Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, reported business objectives for its products pipeline and in-house manufacturing for 2022.

“In 2022 we will be focusing on pursuing recruitments into our core ongoing clinical trials BALLI-01, AMELI-01, MELANI-01 and on filing an investigational new drug application (IND) for the first dual allogeneic UCART20x22.” said Dr André Choulika, CEO of Cellectis. “Furthermore, we are on-track to start dosing patients with our in-house manufactured investigational medicinal products (IMPs) during 2022. Our two manufacturing sites in Raleigh, NC and Paris, France are now fully operational. This focus allows us to extend our cash runway (excluding our subsidiary Calyxt, Inc.) into early 2024.”

Cellectis 2022 expected milestones:

UCART Clinical Development Programs

BALLI-01 (for UCART22)

•

Cellectis targets to enroll patients at Dose Level 3 (DL3) with Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen and to start dosing with IMPs manufactured in-house second half of 2022.

UCART22 is an allogeneic CAR-T cell product candidate targeting CD22 being evaluated in patients with relapsed or refractory B cell acute lymphoblastic leukemia (r/r B-ALL) in the BALLI-01 Phase 1, multi-center dose-escalation clinical study.

AMELI-01 (for UCART123)

•	Cellectis targets to enroll patients at Dose Level 2 (DL2) and eventually escalate to higher dose levels with FCA preconditioning regimen.

UCART123 is an allogeneic CAR-T cell product candidate targeting CD123 being evaluated in patients with relapsed or refractory acute myeloid leukemia (r/r AML) in the AMELI-01 Phase 1, multi-center dose-escalation clinical study.

MELANI-01 (for UCARTCS1)

•	Cellectis targets to enroll patients at Dose Level 1 (DL1) with Fludarabine and Cyclophosphamide (FC) preconditioning regimen.

UCARTCS1 is an allogeneic CAR-T cell product candidate targeting CS1 being evaluated in patients with relapsed or refractory multiple myeloma (r/r MM) in the MELANI-01 Phase 1, multi-center dose-escalation clinical study.

UCART Preclinical Programs

UCART20x22

•	Cellectis targets to file an IND for UCART20x22 and to initiate a Phase 1 trial in 2022.

UCART20x22 is the first allogeneic dual CAR-T cell product candidate, which is being developed for patients with r/r B-cell Non-Hodgkin Lymphoma (NHL).

Manufacturing Facility

•	Paris starting materials manufacturing facility is now fully operational, focusing on plasmids and mRNA production for our TALEN® gene editing technology.

•	Qualification of the facility, equipment and systems was completed in Q3 2021 at Cellectis Raleigh cGMP manufacturing facility.

•	Manufacture and release of batches of product candidates UCART22 and UCART20x22 have started in Q3 2021 at our Raleigh cGMP manufacturing facility.

Cash position

•	Cellectis extends its cash runway (excluding Calyxt, Inc.) into early 2024, with a cash position of $201 million as of September 30, 2021[1]

Cellectis’ 2022 corporate presentation is available on the company’s website.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR-T cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

[1]	$201 million in cash, cash equivalents, current financial assets and restricted cash

For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:

Arthur Stril, Chief Business Officer, +33684439609, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577 arr@lifesciadvisors.com

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “target”, “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.